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                              March 30, 2023

       David Moatazedi
       President and Chief Executive Officer
       Evolus, Inc.
       520 Newport Center Drive, Suite 1200
       Newport Beach, California 92660

                                                        Re: Evolus, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 8, 2023
                                                            File No. 333-270370

       Dear David Moatazedi:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed March 8, 2023

       General

   1.                                                   Please disclose the
recent bankruptcy of SVB Securities    parent company and describe
                                                        any impact that may
have on your at-the-market offering or SVB Securities    ability to
                                                        perform its selling
agent duties in that offering. If you do not expect the bankruptcy to have any impact on the
offering or SVB Securities    ability to serve as selling agent,
                                                        disclose why and
provide the basis for that belief. Also include a risk factor that describes any risks that may
arise as a result of the bankruptcy. If you do not believe that a description of any such
risks is necessary, disclose why and provide the basis for that belief.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 David Moatazedi
Evolus, Inc.
March 30, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Laura Crotty at 202-551-7614 with any questions.



                                                           Sincerely,
FirstName LastNameDavid Moatazedi
                                                           Division of
Corporation Finance
Comapany NameEvolus, Inc.
                                                           Office of Life
Sciences
March 30, 2023 Page 2
cc:       Shelly Heyduk, Esq.
FirstName LastName